June 14, 2023

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	John Coleman
Craig Arakawa

Re:	Nevada Canyon Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 27, 2023
File No. 000-55600

Gentlemen:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on June 6, 2023, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, File No. 000-55600, filed with the Commission on March 27, 2023 (the “Annual Report”). Amendment No. 1 to the Annual Report is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Description of Business, page 1

1. Please revise to include summary disclosure pursuant to Item 1303 of Regulation S-K. The summary disclosure should include a map of all properties. Please clearly identify which properties are material and which properties are not material.

RESPONSE: The Company has revised its disclosure that starts on page 2 of the Annual Report to include the required disclosures for all properties, both material and non-material, pursuant to Item 1303(a) of Regulation S-K and included the required information under Item 1303(b) of Regulation S-K, including a map of all properties.

2. Please revise your individual property section to include the information required under Item 1304(b) of Regulation S-K, including:

● a property map,

RESPONSE: The Company has revised the disclosure to include property maps under each individual property section.

● the location, accurate to within one mile, using an easily recognizable coordinate system, and

RESPONSE: The Company has revised the disclosure to include more accurate location of each property under sub-heading “Location and means of access” which is included within each individual property section.

● the total cost or book value of the property and its associated plant and equipment.

RESPONSE: The Company has revised the disclosure to include book value of the properties and associated plant and equipment within each individual property section.

3. Please revise to only include current mineral resources meeting the requirements established under Item 1302(d) of Regulation S-K. Historical resources, and resources prepared under other jurisdictions, that do not meet the aforementioned requirements, should be removed from your filing.

RESPONSE: The Company has revised the disclosure to include only current mineral resources meeting the requirements established under Item 1302(d) of Regulation S-K.

4. Please revise to include the information required under Item 1305 of Regulation S-K.

RESPONSE: On Page 11 the Company has revised the disclosure to include Quality Assurance (QA/QC) protocols to meet the requirements established under Item 1305 of Regulation S-K.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at jeff@westisleventures.com or by phone at 778-839-2909.

Sincerely,

/s/Jeffrey Cocks
Jeffrey Cocks
Chief Financial Officer
Nevada Canyon Gold Corp.

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